

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 12, 2009

Mr. Robert H. Nelson
Chief Financial Officer
Greystone Logistics, Inc.
1613 East 15th Street
Tulsa, Oklahoma 74120

      Re: Greystone Logistics, Inc.
              Item 4.01 Form 8-K filed January 13, 2009
              File No. 000-26331

Dear Mr. Nelson:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Angela J. Crane
                              Accounting Branch Chief